Results of November 01, 2007 shareholder meeting
(Unaudited)

Approving an Agreement and Plan of Reorganization providing for the transfer of all of the assets of Putnam Limited Duration Government Income Fund (Limited Duration Government Income Fund) to Putnam U.S. Government Income Trust (U.S. Government Income Trust in exchange for the issuance and delivery of shares of beneficial interest of U.S. Government Income Trust and the assumption by U.S. Government Income Trust of all the liabilities of Limited Duration Government Income Fund, and the distribution of such shares to the shareholders of Limited Duration Government Income Fund, and the distribution of such shares to the shareholders of Limited Duration Government Income Fund in complete liquidation of Limited Duration Government Income Fund.


Votes for 	  		Votes against		   Abstentions
54,572,401 			582,810 		    931,556


All tabulations are rounded to the nearest whole number.